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EXHIBIT 99.8

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

        We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2008 and the incorporation by reference in the registration statements on Form S-8 (File Nos. 333-145236, 333-127265, 333-13456, 333-97305 and 333-6436), Form F-3 (File No. 33-77022) and Form F-10 (File Nos. 333-152607 and 333-141478) of Enbridge Inc. (the "Corporation") of our report dated February 12, 2009, relating to the consolidated financial statements of the Corporation as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 and the effectiveness of internal control over financial reporting as at December 31, 2008. We also consent to the reference to us under the heading "Experts" in the Form F-10.

"signed"

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
February 19, 2009

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  EXHIBIT 99.8
CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS